SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches 50th Destination: Santarém

São Paulo, April 28, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost, low-fare airline, today began operating daily flights to Santarém in the Brazilian State of Pará (population 6.9 million). The new flights will connect through Manaus – Santarém –Belém – São Luis – Fortaleza – Recife – Salvador, with connections to all other destinations served by GOL. This new flight to the city also remarks the beginning of a route that connects, non-stop, the cities of Sao Paulo and Manaus.

Santarém is the principal city in Western Pará and one of the most important cities of Northern Brazil. Known as “Pérola do Tapajós” (“The Pearl of the Tapajós River”), the region –approximately 24,000 square kilometers and only 850 kilometers from the state’s capital, Belém –is one of the strongest tourist-based economies of the state. In addition to natural attractions – the waters of the Amazon and Tapajós rivers meet there – Santarém is also popular for historical buildings and monuments, many of which remain from the Portuguese colonization of the area in the 16th century.

“Beginning operations to Santarém is extremely important to the Company, because it represents the 50th destination of GOL, the only airline to fly to all of the Brazilian states,” says Tarcísio Gargioni, Vice President of Marketing and Services at GOL. “These flights to Santarém, an area which has demand to be served, demonstrates GOL’s confidence in the high potential of the region.”

Please check the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure	Arrival
Sao Paulo (Guarulhos)	Santarém	Daily	10:35 AM	2:55 PM
Santarém	Sao Paulo (Guarulhos)	Daily	01:55 PM	08:15 PM
Rio de Janeiro (Galeão)	Santarém	Daily	03:25 AM	01:35 PM
Santarém	Rio de Janeiro (Galeão)	Daily	03:15 PM	03:00 AM
Manaus	Santarém	Daily	01:50 PM	02:55 PM
Santarém	Manaus	Daily	01:55 PM	03:00 PM

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About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 major business and travel destinations in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli, or Lucas Toyama	Gavin Anderson & Company (New York)
MVL Comunicação (São Paulo)	Ph: 212 515 1904
Ph: (5511) 3049-0343 / 3049-0342	e-mail: msmith@gavinanderson.com
e-mail: roberta.corbioli@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.